UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

Semi Annual Report Pursuant to Regulation A of the Securities Act of 1933

For the semi-annual period ended June 30, 2022

Automation Finance Reperformance Fund Iv Llc

228 Park Avenue South #67157
New York, NY 10003
(844) 736-6027
www.automationfinance.com

ITEM 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Offering Results

The Company was formed on July 13, 2018, and its offering under Tier 2 of Regulation A (the “Offering”) was “qualified” by the Securities and Exchange Commission on July 19, 2019 (a subsequent amendment of the Company’s Offering State was qualified on September 26, 2019).

During the period January 1, 2022 to June 30, 2022, the Company had accepted subscriptions for 34,886 shares totalling $348,864 and redeemed 4,805 shares totalling $48,049 and made distributions amounting to $129,193. Approximately 4,665,118 of our Series A shares remained available for sale to the public under our Offering.

Liquidity & Capital Resources

To provide more “liquidity” – meaning cash – we might borrow money from banks or other lenders, secured by the Mortgages and other property owned by the Company.

The Company does not currently have any capital commitments. We expect to deploy most of the capital we raise in the Offering in buying mortgages. Should we need more capital for any reason, we could either sell more Series A Preferred Stock or sell other classes of securities. In selling Series A Preferred Stock or other securities, we might be constrained by the securities laws. For example, we are not allowed to sell more than $50,000,000.00 of securities using Regulation A during any period of 12 months.

Off-Balance Sheet Arrangements

As of June 30, 2022 and December 31, 2021, we had no off-balance sheet arrangements.

ITEM 2.

OTHER INFORMATION

None.

ITEM 3.

FINANCIAL STATEMENTS (UNAUDITED)

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Automation Finance Reperformance Fund Iv Llc

A Delaware Limited Liability Company

FINANCIAL STATEMENTS (UNAUDITED)

AS OF JUNE 30, 2022 AND DECEMBER 31, 2021 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30,
2022 AND 2021

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AUTOMATION FINANCE REPERFORMANCE FUND IV LLC

INDEX TO FINANCIAL STATEMENTS

FINANCIAL STATEMENTS AS OF JUNE 30, 2022 (UNAUDITED) AND DECEMBER 31, 2021 (UNAUDITED) AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2022 AND 2021 (UNAUDITED)

AUTOMATION FINANCE REPERFORMANCE FUND IV LLC
STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2022 (UNAUDITED) AND DECEMBER 31, 2021 (UNAUDITED)

	Jun-22	Dec-21
ASSETS
Investment in residential mortgage loans (cost $2,684,932)	$2,684,932	$2,287,526
Cash and cash equivalents	704,377	718,293
Other receivables	205,272	75,918
Total Assets	$3,594,581	$3,081,737

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Subscription received in advance	200,150	250
Other payables	2,000	2,000
Distribution payable	22,526	23,768
Total Liabilities	224,676	26,018

Members’ Equity:
Series A Preferred Stock, 5,000,000 shares authorized; 334,882 and 304,801 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	3,121,931	2,739,132

Common Stock, 1,000,000 shares authorized, issued and outstanding as of June 30, 2022 and December 31, 2021	105,410	105,410
Retained Earnings	142,564	211,177
Total Members’ Equity	3,369,905	3,055,719

Total Liabilities and Members’ Equity	$3,594,581	$3,081,737

See accompanying notes, which are an integral part of these financial statements.

AUTOMATION FINANCE REPERFORMANCE FUND IV LLC
STATEMENTS OF OPERATIONS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2022 AND 2021

	Jun-22	Dec-21
INCOME
Interest income	$10,573	$8,050
Other income	129,194	201,378
Total income	139,767	209,428
EXPENSES
Loan servicing fees	605	500
Other expenses	773	98
Total expenses	1,378	598
Net realized and unrealized gain on investments
Net realized gain on investment in residential mortgage loans	4,175	2,347
Net Income	$142,564	$211,177

Weighted average common shares outstanding – basic and diluted	1,000,000	1,000,000
Earnings per common share – basic and diluted	$0.14	$0.21

See accompanying notes, which are an integral part of these financial statements.

AUTOMATION FINANCE REPERFORMANCE FUND IV LLC
STATEMENTS OF MEMBERS’ EQUITY
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2022 AND 2021

	Series A Preferred Stock		Common Stock		Total Members’
	Shares	Amounts	Shares	Amounts	Equity
Balance, January 1, 2021	215,370	$2,046,204	1,000,000	$105,410	$2,151,614
Contributions	93,149	931,489	-	-	931,489
Distributions	-	(201,377)	-	-	(201,377)
Withdrawals	(3,718)	(37,184)	-	-	(37,184)
Net income	-	211,177	-	-	211,177
Balance, December 31, 2021	304,801	2,950,309	1,000,000	105,410	3,055,719
Contributions	34,886	348,864	-	-	348,864
Distributions	-	(129,193)	-	-	(129,193)
Withdrawals	(4,805)	(48,049)	-	-	(48,049)
Net income	-	142,564	-	-	142,564
Balance, June 30, 2022	334,882	$3,264,495	1,000,000	$105,410	$3,369,905

See accompanying notes, which are an integral part of these financial statements.

AUTOMATION FINANCE REPERFORMANCE FUND IV LLC
STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2022 AND 2021

	Jun-22	Dec-21
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$142,564	$211,177
Adjustments to reconcile net income to net cash used in operating activities:
Net realized gain on investment in residential mortgage loans	(4,175)	(2,347)
Purchases of investments	(403,295)	(2,290,513)
Proceeds from sales of investments	10,064	5,335
Net increase in other receivables	(129,354)	(75,918)
Net decrease in other payables	-	(7,122)
Net cash used in operating activities	(384,196)	(2,159,388)

CASH FLOWS FROM FINANCING ACTIVITIES:
Deferred offering cost	-	3,848
Proceeds from capital contributions	548,764	890,714
Payments for capital withdrawals, net of distribution payable	(48,049)	(37,131)
Distributions paid	(130,435)	(191,640)
Net cash provided by financing activities	370,280	665,791

Net decrease in cash and cash equivalents	(13,916)	(1,493,597)
Cash and cash equivalents, beginning of period	718,293	2,211,890
Cash and cash equivalents, end of period	$704,377	$718,293

See accompanying notes, which are an integral part of these financial statements.

AUTOMATION FINANCE REPERFORMANCE FUND IV LLC
CONDENSED SCHEDULE OF INVESTMENTS
AS OF JUNE 30, 2022 (UNAUDITED)

	Percent of
	Members’
	Capital	Fair Value
Investment, at fair value
Residential mortgage loans
United States
19520 SW 206TH ST	8.88	$299,137
3907 PROVIDENCE ROAD	7.57	255,159
13 HEMLOCK DR	5.08	171,324
Others	58.14	1,959,312
Total investment, at fair value (cost $2,684,932)	79.67%	$2,684,932

See accompanying notes, which are an integral part of these financial statements.

AUTOMATION FINANCE REPERFORMANCE FUND IV LLC

NOTES TO FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 (UNAUDITED) AND DECEMBER 31, 2021 (UNAUDITED) AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2022 AND 2021 (UNAUDITED)

NOTE 1: NATURE OF OPERATIONS

Automation Finance Reperformance Fund IV LLC (the “Company”) is a limited liability company organized on July 13, 2018 under the laws of Delaware. The Company was formed to invest in (buy) primarily non- performing mortgage loans, meaning loans that are secured by a mortgage on real estate (typically a single- family residential property) and delinquent in payment, and work with homeowners to resolve the non-performing loans in a socially conscious manner. The Company was originally organized under the name ‘AF 2018 NPL A, LLC’; the name of the Company was formally changed on March 27, 2019 to AF 2019 NPL A, LLC. The name of the Company was again changed on August 14, 2019, to its current name, Automation Finance Reperformance Fund IV LLC.

The Company is managed by Automation Holdings, LLC (the “Managing Member”), a Nevada limited liability company. Automation Capital Management, LLC (the “Investment Manager”) (a related party) has exclusive control over all aspects of the Company’s business in its role as Investment Manager.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not yet commenced planned principal operations and has not generated revenues or profits since inception. The Company’s ability to continue as a going concern for the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company adopted the calendar year as its basis of reporting. In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 946, Financial Services – Investment Companies (“ASC 946”), the Company has determined that it is an investment company and has applied the guidance in accordance with ASC 946.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 30, 2022 and December 31, 2021, the Company had a bank account with Pacific Premier Bank and held $704,377 and $718,293, respectively, in it.

Cash is subject to credit risk to the extent that the balance exceeds applicable Federal Deposit Insurance Corporation or Securities Investor Protection Corporation limitations. The Company’s cash balance exceeded FDIC insured amounts by $454,377 as of June 30, 2022 and $468,293 as of December 31, 2021. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfil contractual obligations on its behalf.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).

The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the statements of financial position approximate their value.

Residential Mortgage Notes

The Company values asset-backed securities based on prices of comparable securities, conditional prepayment rates, loss severities, recovery rates, expected yields to maturity, and other inputs specific to each security. Included in this category are certain interest-only securities (residential mortgage notes), which in the absence of market prices are valued as a function of observable whole bond prices and cash flow values of principal-only bonds using current market assumptions at the measurement date. Residential mortgage notes held for investment will be carried at amortized cost, net of discounts and premiums, deferred loan origination fees, costs and the allowance for loan losses. Residential mortgage notes held for investment are not adjusted to the lower of cost or estimated market value because it is management’s intention, and the Company has the ability to hold these notes to maturity. Interest on notes is credited to income as earned. Interest receivable is accrued only if deemed collectible. Due to the inherent uncertainty of valuation, the value of the investments held by the Company may differ significantly from values that would have been used had a ready market for the investments existed, and the difference could be material.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606 (“Topic 606”). Topic 606 requires new disclosures effective January 1, 2019, including descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2019 using the modified retrospective approach. The Company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under Topic 606. The Company’s accounting policies did not materially change because of applying the principles of revenue recognition from Topic 606 and are materially consistent with the existing guidance and current practices applied by the Company. There was no impact to members’ equity as of June 30, 2022 and December 31, 2021, or to revenue for the period ended June 30, 2022 and year ended December 31, 2021 after adopting Topic 606 as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

No revenue has been earned or recognized for the six-months period ended June 30, 2022 and year ended December 31, 2021.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC)720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Basic and diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period. There are no dilutive or potentially dilutive instruments outstanding as of June 30, 2022 and December 31, 2021.

Income Taxes

The Company is a Delaware limited liability company and is treated as a disregarded entity for federal income tax purposes. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its sole member. Therefore, no provision for income tax has been recorded in the accompanying financial statements. Income from the Company is reported and taxed to the member on its individual tax return.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in an enterprise’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value measurements

The Company’s assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company’s significant accounting policies in Note 4.

The following table presents information about the Company’s assets measured at fair value as of June 30, 2022:

	Level 1	Level 2	Level 3	Total
Assets (at fair value)
Residential mortgage loans	$-	$-	$2,684,932	$2,684,932
Total	$-	$-	$2,684,932	$2,684,932

The Company’s transfer between levels are recognized at the end of reporting period.

The following table presents the changes in assets classified in Level 3 of the fair value hierarchy for the period ended June 30, 2022:

Residential mortgage loans
Opening balances - January 1, 2021	2,287,526
Purchases	403,295
Sales	(10,064)
Realized gain	4,175
Closing balances - June 30, 2022	2,684,932

The following table summarizes the valuation techniques and significant unobservable inputs used for the Company’s investments that are categorized in Level 3 of the fair value hierarchy as of June 30, 2022:

	Fair value at June 30, 2022	Valuation technique	Unobservable inputs	Range of inputs
Assets
Investment, at fair value
Residential mortgage loans	$2,684,932	Cost	NA	NA

NOTE 4: MEMBERS’ EQUITY

The Company authorized 1,000,000 shares of common stock (no par value) and 5,000,000 shares of Series A Preferred Stock (no par value). Common stockholders have 1 vote per share while preferred stockholders do not have voting rights. Distributions of the Company’s capital are to be made first on the Series A Preferred Stock’s preferred returns (8% compounded annual return on the unreturned balance of their investment), then in returning capital contributions on the Series A Preferred Stock, and finally to common stockholders. Holders of Series A Preferred Stock can request redemption subject to the Company’s approval, which reduces the preferred return rates to 6% or 7% dependent upon the holding period prior to redemption. In the event of a liquidation of the Company, holders of Series A Preferred Stock receive a priority distribution of any available unpaid preferred returns and/or unreturned capital. However, holders of Series A Preferred Stock are guaranteed neither a preferred return nor a return of any capital contribution.

NOTE 4: MEMBERS’ EQUITY (CONTINUED)

The Company is managed by a Managing Member, Automation Holdings, LLC, and the Company’s Investment Manager is Automation Capital Management, LLC, both related parties. Fees payable to Managing Member and Investment Manager are described in Note 5.

During the year ended December 31, 2021, the Company issued 304,801 shares of Series A Preferred Stock for gross proceeds of $2,950,309, redeemed 3,718 shares totalling $37,184 and made distributions amounting to $201,377.

During the six-month period ended June 30, 2022, the Company issued 34,886 shares of Series A Preferred Stock for gross proceeds of $348,864, redeemed 4,805 shares totalling $48,049 and made distributions amounting to $129,193. Approximately 4,665,118 of Series A shares remained available for sale to the public under its Regulation A offering.

As of June 30, 2022 and December 31, 2021, 1,000,000 shares of common stock are issued and outstanding. As of June 30, 2022 and December 31, 2021, 334,882 and 304,801 shares of Series A Preferred Stock are issued and outstanding, respectively.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: RELATED PARTY

The Managing Member will charge the Company a management fee equal to 0.1667% per month of the total capital accounts of all of the Company’s stockholders as of the last day of each calendar month, or approximately 2% of the capital accounts per year. In addition, the Managing Member will assess a fee of $60.00 monthly per mortgage. The Investment Manager will be compensated $10,000, which will be paid by the Managing Member. As of June 30, 2022 and December 31, 2021, no management and compensation fees were charged to the Company.

Expenses from inception to June 30, 2022 were paid by the Managing Member of the Company, Automation Holdings, LLC, on the Company’s behalf. Per the LLC Agreement, the Company will reimburse the Managing Member and its affiliates, without interest, for expenses they incur in connection with the formation of the Company.

NOTE 6: ADMINISTRATIVE SERVICES

Sudrania Fund Services Corp. serves as the Company’s administrator and performs certain administrative and accounting services on behalf of the Fund.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842). The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statement. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 8: FINANCIAL HIGHLIGHTS

Financial highlights presented are for the six-month periods ended June 30, 2022 and year ended December 31, 2021:

	Series A Preferred Stocks
	Jun-22	Dec-21
Net return:	4.45%	8.59%
Ratios to Average Members’ Equity:
Total expenses	0.04%	0.02%
Net investment income	4.25%	8.24%

Total return and the ratios to average net asset value are calculated for Series A Preferred Stock taken as a whole. An individual member’s total return and ratios may vary from the above returns and ratios due to the timing of their contributions and withdrawals and differing fee structures.

NOTE 9: SUBSEQUENT EVENTS

From July 1, 2022, through September 8, 2022, the Company had contributions of $469,183 and withdrawals of $50,907.

Management’s Evaluation

These financial statements were approved by management and available for issuance on September 8, 2022. Subsequent events have been evaluated through this date.

Item 4.

INDEX OF EXHIBITS

Exhibits

Exhibit 1A-2A	Certificate of Formation of the Company filed with the Delaware Secretary of State on July 13, 2018. *

Exhibit 1A-2B	Operating Agreement – Limited Liability Company Agreement. *

Exhibit 1A-2C	Authorizing Resolution – Resolution adopted on June 21, 2019. *

Exhibit 1A-2D	Certificate of Name Change filed with the Delaware Secretary of State on March 27, 2019.*

Exhibit 1A-4	Form of Investment Agreement. *

Exhibit 1A-6A	Investment Management Agreement – The agreement captioned “Investment Advisory and Management Services Agreement” between the Company and Automation Capital Management LLC, dated June 21, 2019. *

Exhibit 1A-6B	Servicing Agreement with Land Home. NOTE: A confidentiality request has been made for this Exhibit pursuant to SEC Rule 406. *

Exhibit 1A-15.1	Operating Results of Prior Programs. *

*	All Exhibits are incorporated by reference to those previously filed.

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Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2022

Automation Finance Reperformance Fund IV LLC

By:	Automation Holdings, LLC
As Managing Member

By	/s/ Paul Birkett
Paul Birkett, Managing Member

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Paul Birkett
Paul Birkett
Managing Member of Automation Holdings LLC
Date:

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